Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via FedEx and EDGAR

June 17, 2008

Ms. Angela Crane
Branch Chief
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:    General Electric Company
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 001-00035

Dear Ms. Crane:

We are responding to your comment letter dated May 27, 2008, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (“GE” or the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the year ended December 31, 2007

Financial Statements

Summary of Significant Accounting Policies, page 69

Sales of goods and services, page 70

1.	Please refer to prior comments 3 and 4. Please respond to the following:

•
We note that your product sales with customer acceptance provisions “principally” use standard contract terms that include general rights of return or seller-specified customer acceptance provisions.  Please tell us and revise the note in future filings to also disclose any non-standard arrangements, the circumstances under which these terms were offered and discuss how you recognize revenue from these arrangements.  Highlight how your revenue recognition policy for non-standard arrangements differs from the policy you currently describe for your standard arrangements.

•
We note from your response that the inconsequential and perfunctory performance obligations “predominantly” relate to installation and training.  Tell us and revise the note in future filings to clearly describe to investors all your performance obligations associated with these products, including your performance obligations other than installation and training.

•
We also note that revenue recognition is deferred until formal acceptance occurs or until you can reliably demonstrate that all specified performance conditions are met.  Please tell us and revise future filings to disclose the specific performance conditions that have to be met prior to revenue recognition if formal acceptance is not obtained.  Also, explain whether the customer has the right to hold back a portion of the contract fee until these performance conditions are met.  If so, tell us how your revenue recognition policy complies with Question 3 of SAB Topic 13.A.3c.

Response
In our previous response dated May 9, 2008, our objective was to respond to the Staff’s questions regarding customer acceptance and inconsequential or perfunctory performance obligations in the context of our significant revenue recognition accounting policies (that is, at the level appropriate for disclosure in a general accounting policy footnote).

Our objective was also to advise the Staff that the vast majority of our arrangements with customer acceptance provisions fall in the following categories described in Question 1 of SAB Topic 13.A.3.b--category (b), acceptance provisions that grant a right of return or exchange on the basis of subjective matters and category (c), acceptance provisions based on seller-specified objective criteria.  Although of lesser significance, we also have arrangements with customer acceptance provisions of the forms described in the remaining two categories described in Question 1 of SAB Topic 13A.3.b, categories (a), acceptance provisions in arrangements that purport to be for trial and/or evaluation purposes, and (d), acceptance provisions based on customer-specified objective criteria.

We acknowledge the Staff’s comments and as indicated below we will revise our disclosure in future filings.

To further clarify, we provide below a discussion of our revenue recognition practices in each category of Question 1 of SAB Topic 13.A.3.b.  In an effort to be responsive to the Staff’s request, we are also providing examples of the related types of arrangements and obligations.

(a)	Acceptance provisions in arrangements that purport to be for trial or evaluation purposes:

In arrangements where we provide equipment and software for trial or evaluation purposes, we only recognize revenue after the customer accepts the product as set forth in the contract.  In rare instances we offer acceptance provisions that lapse over time.  In these instances, we only recognize revenue after customer acceptance or after the acceptance provisions lapse.

Examples of these arrangements include limited circumstances under which our Healthcare and Water businesses may provide customers with diagnostic or filtration equipment for trial or evaluation purposes.  In addition, our Energy and Enterprise Solutions businesses on occasion may provide customers with computer-related products for short-term demonstration purposes.

(b)	Acceptance provisions that grant a right of return or exchange on the basis of subjective matters:

If a sales agreement includes general return rights, revenue is deferred until the return rights lapse unless future returns can be reasonably estimated, in which case an allowance for returns is recorded.

Examples include sales of appliances, lighting and security products.

(c)  Acceptance provisions based on seller-specified objective criteria:

In situations where acceptance provisions are based on seller-specified objective criteria, we recognize revenue after we have demonstrated that the delivered product meets those specifications.

We sell equipment such as healthcare diagnostic equipment, security products, and small motors and equipment where we have published product specifications.  For these arrangements, we test our products (and in some instances tests are witnessed and verified by the customer or a customer’s representative) or we have a demonstrated history of meeting our published specifications prior to recognizing revenue. We recognize revenue only upon meeting one or the other of those two conditions.

(d)  Acceptance provisions based on customer-specified objective criteria:

If a sales agreement includes customer-specified objective criteria, revenue is deferred until formal customer acceptance occurs or we have reliably demonstrated that all specified customer acceptance criteria have been met.  In those circumstances, we only recognize revenue if we have demonstrated that the product meets customer-specified criteria (for example aviation parts where FAA airworthiness specifications are required) and all other revenue recognition criteria have been met. We have relatively few such arrangements.

We will revise our disclosure in future filings to clarify our revenue recognition policy related to each of the categories of Questions 1 of SAB Topic 13.A.3.b.

Our objective in our letter dated May 9, 2008 was also to advise the SEC Staff that inconsequential or perfunctory obligations relate mostly to installation and training and that other such obligations arise only infrequently.

We have identified a very limited number of other circumstances that we consider to be inconsequential or perfunctory performance obligations, including non-essential third-party supplied items related to sales of healthcare devices, commissioning services related to the sales of locomotives (i.e., initially powering the locomotive, and adding fuel and water), the provision of product manuals for certain products in our Energy and Enterprise Solutions businesses, and the provision of technical product support other than training relating to sales of wind turbines in our Energy business and certain products in our Enterprise Solutions business.

We acknowledge the Staff’s comment on inconsequential or perfunctory performance obligations, and we will expand our accounting policy disclosure in future filings along the above lines.

In addition to the matter discussed in our letter dated May 9, 2008 related to sales of Ultrasound equipment, we advise the Staff that during the course of our review, we also identified for 2007 approximately $7 million in final payment obligations where revenue was recognized relating to the commissioning of locomotives in which the final installment of the purchase price was not contractually due until the completion of the commissioning, and less than $1 million where revenue was recognized and the related final payment was not due until the delivery of product manuals in our Enterprise Solutions business.  We will correct both of these errors in the second quarter.

At this point in time, our review process, although substantially complete, is continuing.   As of the date of this letter, except for the insignificant matters noted above, in situations where an undelivered product or service is not essential to the functionality of the delivered product, but a portion of the contract fee is not payable until the undelivered service is delivered, we do not consider those obligations to be inconsequential or perfunctory, consistent with Question 3 of SAB Topic 13.A.3.c.

Note 2, Discontinued Operations, page 74

WMC, page 74

2.
Please refer to prior comment 5.  Please revise future filings to clarify the contractual obligations and potential liabilities related to previously sold loans that were retained as part of the disposal of your mortgage business.  Also quantify the amount of reserves recorded for these obligations.

Response
We acknowledge the Staff’s comment. In future filings we will expand our disclosure to clarify, along the lines of our May 9 response to you, the nature of the contractual obligations and potential liabilities related to previously sold loans that were retained as part of the disposal of our mortgage business, and disclose and quantify, if material, the related amount of reserves.

Supplemental Information, page 107

3.
We note that you have incorporated by reference into your MD&A the reconciliations for non-GAAP measures that you provided on pages 107 through 111.  Consistent with Item 10(e)(1)(i) of Regulation S-K, in future filings, please revise to provide the following for each non-GAAP measure presented:

1)	The manner in which management uses the non-GAAP measure to conduct or evaluate its business.

We note on page 107, that you state “the reasons we use these non-GAAP measures…follow.”
We do not see specific disclosure which states the manner in which management uses these non-GAAP measures to conduct and evaluate the business. Please revise future filings or advise.

2)	The economic substance behind management’s decision to use such a measure.
For each non-GAAP measure, please explain in future filings why management uses the measure to conduct and evaluate the business.

3)	The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure.
We are unable to note disclosure responsive to this consideration. Please provide this disclosure for each non-GAAP measure you present in future filings.

4)	The manner in which management compensates for these limitations when using the non-GAAP financial measure.
Please endeavor to address this consideration with more precision for each non-GAAP measure in future filings.

5)	The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.
Please clarify in your disclosure how the presentatation of non-GAAP measures facilitates an investor’s comparison on a GAAP basis among other companies.

Refer to Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Revise future filings as necessary.

Response
We acknowledge the Staff’s comment and will expand our disclosure in future filings to more fully discuss the factors described in Question 8 of the FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

4.
In this regard, we note you are presenting a non-GAAP measure called Growth in Industrial CFOA.  As we note that you also present a reportable segment called Industrial, tell us and in future filings in addition to the disclosures requested in the previous comment please revise the section to specifically describe what the measure represents.  For example, does the measure represent cash flows from the operations of your Industrial segment or from all the industrial businesses of General Electric Company?  Describe how the measure is derived or calculated – i.e., what the starting point and each adjustment being made to the starting amount represents – and how the end result produces a number that reflects the measure and the economic purpose for which it was derived.  Consider whether the title of the measure could be confusing to investors and, as appropriate, revise in future filings.

Response
We define “industrial CFOA” as GE CFOA from operating activities, less GECS dividends. Our reconciliation of this non-GAAP measure is presented on page 108 of our 2007 Annual Report.  We start our reconciliation with the amount of cash from GE’s operating activities as reported for GE on the line “Cash from operating activities – continuing operations” of the Statement of Cash Flows on page 69. This amount is then reduced by the amount of dividends received by GE from GECS as reported for GECS on the line “Dividends paid to shareholders” on page 69.

As stated on page 110, we believe that investors may find it useful to compare GE’s operating cash flows without the effects of GECS dividends, which can vary from period to period.  As such, we believe that our measure of industrial CFOA provides investors with a useful measure to compare the capacity of our industrial operations to generate operating cash flow with the operating cash flow of other non-financial businesses and companies.

We acknowledge the Staff’s comment and will clarify in future filings that industrial CFOA refers to the non-financial businesses of the Company and not the Industrial segment.

5.
We also note that you provide a reconciliation for “free cash flow,” but do not provide any of the disclosures required by paragraph (e)(1)(i) of Item 10 of Regulation S-K.   Please revise future filings to provide all of the Item 10(e) disclosures regarding “free cash flow” since your current presentation could confuse the investor into believing that this measure represents residual cash available for discretionary expenditures.  Discuss your mandatory debt service requirements or other non-discretionary expenditures that are not deducted from this measure to provide a balanced discussion.  Refer to Question 13 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, dated June 13, 2003.

Response
We acknowledge the Staff’s comments and to the extent we use the free cash flow measurement in future filings, we will clarify that mandatory debt service requirements and other non-discretionary expenditures are not deducted from our measure of “free cash flow”.

Should you have any questions regarding this matter, please contact me.

GENERAL ELECTRIC COMPANY

    /s/ Jamie S. Miller

Jamie S. Miller
Vice President – Controller

cc:     J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel
M. R. McAlevey, Vice President and Chief Corporate, Securities and Finance Counsel;
Chairman, Disclosure Committee
F. Casal, Partner, KPMG LLP